UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-40818

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

Publicly-held Company

Corporate Taxpayer Registry: 10.440.482/0001-54

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

In compliance with the Resolution CVM no. 81/2022, we present the Final Detailed Voting Map consolidating the vote instructions received by distance voting ballots and the voted delivered in person in the matters deliberated at the Ordinary and Extraordinary General Meetings held, jointly, on April 29, 2022, at 2p.m., containing the 5 first numbers of the shareholders’ registration in the Individual Taxpayer Registry (CPF) or in the Corporate Taxpayer Registry (CNPJ), their respectively shareholder position, and the voted expressed by them.

Ordinary (Annual) General Meeting Map
CNPJ/CPF	Position ON	Position PN	Item 1	Item 2	Item 3	Item 4
20397	50,567	50,567	Approve	Approve	Approve	Reject
26431	21,527	21,527	Approve	Approve	Approve	Reject
29322	415,805	415,805	Approve	Approve	Approve	Approve
31240	8,058	8,058	Approve	Approve	Approve	Approve
32106	1,655	1,655	Reject	Approve	Approve	Reject
32329	58,273	58,273	Approve	Approve	Approve	Approve
35693	421,800	421,800	Approve	Approve	Approve	Approve
42355	7,271	7,271	Approve	Approve	Approve	Reject
97539	32,217	32,217	Abstain	Approve	Approve	Approve
97539	522	522	Approve	Approve	Approve	Reject
97540	11,449	11,449	Approve	Approve	Approve	Approve
97540	1,218,276	1,218,276	Approve	Approve	Approve	Approve
35953	580,348,880	539,357,065	Approve	Approve	Approve	Approve
55237	316,339,170	316,339,170	Approve	Approve	Approve	Approve
39332	3,178	3,178	Approve	Approve	Approve	Approve
07496	14,450	14,450	Approve	Approve	Approve	Reject
07208	7,481	7,481	Approve	Approve	Approve	Reject
07506	68,067	68,067	Abstain	Approve	Approve	Reject
08731	950	950	Approve	Approve	Approve	Reject
08731	4,379	4,379	Approve	Approve	Approve	Reject
20923	3,230	3,230	Approve	Approve	Approve	Reject
13208	2,800	2,800	Approve	Approve	Approve	Reject
13709	30,575	30,575	Approve	Approve	Approve	Reject
41649	931	931	Approve	Approve	Approve	Reject
05839	74,007	74,007	Abstain	Abstain	Abstain	Abstain
05839	4,558,897	4,558,897	Abstain	Abstain	Abstain	Abstain
05987	83,600	83,600	Abstain	Abstain	Abstain	Abstain
09559	39,450	39,450	Abstain	Abstain	Abstain	Abstain
20849	325	325	Abstain	Abstain	Abstain	Abstain
26311	1,800	1,800	Abstain	Abstain	Abstain	Abstain
32358	25,807	25,807	Abstain	Abstain	Abstain	Abstain
33580	10,402	10,402	Abstain	Abstain	Abstain	Abstain
41222	12,600	12,600	Abstain	Abstain	Abstain	Abstain

Extraordinary General Meeting Map
CNPJ/CPF	Position ON	Position PN	Item 1	Item 2	Item 3	Simple question: establishing of a Fiscal Council
20397	50,567	50,567	Reject	Reject	Approve	Abstain
26431	21,527	21,527	Reject	Reject	Approve	Abstain
29322	415,805	415,805	Reject	Reject	Approve	Abstain
31240	8,058	8,058	Reject	Reject	Approve	Abstain
32106	1,655	1,655	Reject	Reject	Approve	Abstain
32329	58,273	58,273	Reject	Reject	Approve	Abstain
35693	421,800	421,800	Reject	Reject	Approve	Abstain
42355	7,271	7,271	Reject	Reject	Approve	Abstain
97539	32,217	32,217	Reject	Reject	Approve	Abstain
97539	522	522	Reject	Reject	Approve	Abstain
97540	11,449	11,449	Reject	Reject	Approve	Abstain
97540	1,218,276	1,218,276	Reject	Reject	Approve	Abstain
35953	580,348,880	539,357,065	Approve	Approve	Approve	Reject
55237	316,339,170	316,339,170	Approve	Approve	Approve	Abstain
39332	3,178	3,178	Reject	Reject	Approve	Abstain
07496	14,450	14,450	Reject	Reject	Approve	Abstain
07208	7,481	7,481	Reject	Reject	Approve	Abstain
07506	68,067	68,067	Reject	Reject	Approve	Abstain
08731	950	950	Reject	Reject	Approve	Abstain
08731	4,379	4,379	Reject	Reject	Approve	Abstain
20923	3,230	3,230	Reject	Reject	Approve	Abstain
13208	2,800	2,800	Reject	Reject	Approve	Abstain
13709	30,575	30,575	Reject	Reject	Approve	Abstain

CNPJ/CPF	Posição ON	Posição PN	Item 1	Item 2	Item 3	Questão simples: instalação Conselho Fiscal
41649	931	931	Reject	Reject	Approve	Abstain
05839	74,007	74,007	Reject	Reject	Approve	Approve
05839	4,558,897	4,558,897	Approve	Approve	Approve	Abstain
05987	83,600	83,600	Approve	Approve	Approve	Abstain
09559	39,450	39,450	Reject	Reject	Approve	Abstain
20849	325	325	Reject	Reject	Approve	Reject
26311	1,800	1,800	Reject	Reject	Approve	Abstain
32358	25,807	25,807	Approve	Approve	Approve	Abstain
33580	10,402	10,402	Reject	Reject	Approve	Reject
41222	12,600	12,600	Reject	Reject	Approve	Approve

Luciano Decourt Ferrari

Investor Relations Vice-President

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 05, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer